UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DIGERATI TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

25375L206

(CUSIP Number)

Michael Bogdan

Post Road Special Opportunity Fund II LP

2 Landmark Square, Suite 207

Stamford, Connecticut 06901

(203) 518-8460

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 25375L206		Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Special Opportunity Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,760,673(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,760,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,760,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	On November 17, 2020, Digerati Technologies, Inc. (the “Issuer”) issued to Post Road Special Opportunity Fund II LP (the “Fund”) a warrant (the “Original Warrant”) to purchase at any time 107,701,179 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”). On March 15, 2021, the Fund assigned to Post Road Special Opportunity Fund II Offshore LP (the “Offshore Fund”) all of the Fund’s right to exercise 24.31% of the Original Warrant (which assigned portion of the Original Warrant was exercisable into 26,190,054 shares of Common Stock) and subsequently received from the Issuer a replacement warrant (the “New Warrant”) which was exercisable at any time into 81,511,125 shares of Common Stock and was substantively equivalent to the Original Warrant. On July 13, 2021, the Fund assigned to the Offshore Fund all of the Fund’s right to exercise at any time 13.19% of the New Warrant (which assigned portion of the New Warrant was exercisable into 10,750,452 shares of Common Stock). The shares above represent the 70,760,673 shares of the Common Stock into which the Fund may exercise, at any time, the remaining portion of the New Warrant held by the Fund.

SCHEDULE 13D
CUSIP No. 25375L206		Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Special Opportunity Fund II Offshore LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,940,506(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,940,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,940,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents the 36,940,506 shares of Common Stock into which the Offshore Fund may exercise, at any time, the warrants held by the Offshore Fund following the assignments by the Fund to the Offshore Fund of the portions of the Original Warrant and the New Warrant described herein.

SCHEDULE 13D
CUSIP No. 25375L206		Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road SOF GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the warrants of the Issuer held by the Fund and the Offshore Fund described herein.

SCHEDULE 13D
CUSIP No. 25375L206		Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the warrants of the Issuer held by the Fund and the Offshore Fund described herein.

SCHEDULE 13D
CUSIP No. 25375L206		Page 6 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Bogdan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the warrants of the Issuer held by the Fund and the Offshore Fund described herein.

SCHEDULE 13D
CUSIP No. 25375L206		Page 7 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin C. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the warrants of the Issuer held by the Fund and the Offshore Fund described herein.

SCHEDULE 13D
CUSIP No. 25375L206		Page 8 of 10

This Amendment No. 2 to Schedule 13D is filed to amend Items 4, 5 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2020, as amended by Amendment No. 1 to the Schedule 13 filed with the SEC on March 17, 2021 (as so amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On November 17, 2020, Digerati Technologies, Inc. (the “Issuer”) issued to Post Road Special Opportunity Fund II LP (the “Fund”) a warrant (the “Original Warrant”) to purchase at any time 107,701,179 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”).

As previously reported, on March 15, 2021, the Fund assigned to Post Road Special Opportunity Fund II Offshore LP (the “Offshore Fund”) all of the Fund’s right to exercise 24.31% of the Original Warrant (which assigned portion of the Original Warrant was exercisable into 26,190,054 shares of Common Stock) and subsequently received from the Issuer a replacement warrant (the “New Warrant”) which was exercisable at any time into 81,511,125 shares of Common Stock and was substantively equivalent to the Original Warrant.

On July 13, 2021, the Fund assigned (the “New Warrant Assignment”) pursuant to an Assignment (the “Assignment”), the form of which is attached hereto as Exhibit 99.1, to the Offshore Fund all of the Fund’s right to exercise at any time 13.19% of the New Warrant (which assigned portion of the New Warrant was exercisable into 10,750,452 shares of Common Stock). As a result of the New Warrant Assignment, (i) the Fund holds the remainder of the New Warrant, which is exercisable at any time, including within 60 days of the Record Date (as defined below), into 70,760,673 shares of the Common Stock at an exercise price of $0.01 per share (such portion of the New Warrant held by the Fund, the “Remainder New Warrant”); and (ii) the Offshore Fund holds the warrants in the Issuer which are exercisable at any time, including within 60 days of the Record Date, into 36,940,506 shares of the Common Stock at an exercise price of $0.01 per share (such warrants of the Issuer held by the Offshore Fund, the “Offshore Fund Warrant” and, together with the Remainder New Warrant, the “Warrants”)).

The Reporting Persons expect that the Company will issue replacement warrants to the Fund and the Offshore Fund to purchase 70,760,673 and 36,940,506 shares of Common Stock, respectively, which warrants will be substantively equivalent to the Original Warrant, the form of which is attached hereto as Exhibit 99.2.

The foregoing descriptions of the Assignment, the Original Warrant and the New Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the Assignment, the Original Warrant and the New Warrant, the forms of which are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a) The percentages of ownership indicated in this Schedule 13D are calculated based on 138,138,000 shares of Common Stock outstanding as of July 13, 2021 (the “Record Date”), as provided by the Company.

As of the date of this Schedule 13D, the Warrants held by the Fund and the Offshore Fund are exercisable into an aggregate of 107,701,179 shares (the “Warrant Shares”) of Common Stock (70,760,673 shares of which are exercisable by the Fund pursuant to the Remainder New Warrant, and 36,940,506 of which are exercisable by the Offshore Fund pursuant to the Offshore Fund Warrant). The Warrant Shares, if issued, would have constituted approximately 43.8% of the Issuer’s outstanding shares as of the Record Date.

As of the date of this Schedule 13D, each Reporting Person may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of the Warrant Shares as follows:

(i) The Fund beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 70,760,673 shares of Common Stock into which the Remainder New Warrant may be exercised at any time, which, if issued, would have constituted approximately 33.9% of the Issuer’s outstanding shares of Common Stock as of the Record Date.

SCHEDULE 13D
CUSIP No. 25375L206		Page 9 of 10

(ii) The Offshore Fund beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 36,940,506 shares of Common Stock into which the Offshore Fund Warrant may be exercised at any time, which, if issued, would have constituted approximately 21.1% of the Issuer’s outstanding shares of Common Stock as of the Record Date.

(iii) Post Road SOF GP II LLC, a Delaware limited liability company (the “General Partner”), as the general partner of each of the Fund and the Offshore Fund, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all of the Warrant Shares beneficially owned by the Fund and the Offshore Fund, which, if issued, would have constituted approximately 43.8% of the Issuer’s outstanding shares of Common Stock as of the Record Date. The General Partner disclaims beneficial ownership of the Warrant Shares for all other purposes.

(iv) Post Road Group LP, a Delaware limited partnership registered as an investment adviser with the SEC (the “Manager”), as the investment advisor of each of the Fund and the Offshore Fund, may be deemed to beneficially own (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) all of the Warrant Shares beneficially owned by the Fund and the Offshore Fund, which, if issued, would have constituted approximately 43.8% of the Issuer’s outstanding shares of Common Stock as of the Record Date. The Manager disclaims beneficial ownership of the Warrant Shares for all other purposes.

(v) Each of Michael Bogdan and Kevin C. Davis, as the Managing Partner of each of the General Partner and the Manager, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Warrant Shares beneficially owned by the Fund and the Offshore Fund, which, if issued, would have constituted approximately 43.8% of the Issuer’s outstanding Shares as of the Record Date. Each of Mr. Bogdan and Mr. Davis disclaims beneficial ownership of the Warrant Shares for all other purposes.

(b) The Fund has the power to vote or direct its vote of, and the power to dispose or direct the disposition of, 70,760,673 shares of Common Stock into which the Remainder New Warrant it holds is exercisable. The Offshore Fund has the power to vote or direct its vote of, and the power to dispose or direct the disposition of, 36,940,506 shares of Common Stock into which the Offshore Fund Warrant it holds is exercisable. The General Partner, the Manager and each of Mr. Bogdan and Mr. Davis may be deemed to share with (i) the Fund the power to vote or to direct the vote of, and to dispose or to direct the disposition of, 70,760,673 shares of Common Stock into which the Remainder New Warrant held by the Fund is exercisable; and (ii) the Offshore Fund the power to vote or to direct the vote of, and to dispose or to direct the disposition of, 36,940,506 shares of Common Stock into which the Offshore Fund Warrant held by the Offshore Fund is exercisable.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, as amended, there have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant Shares that are the subject of this Schedule 13D.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Assignment, dated July 13, 2021, executed by Post Road Special Opportunity Fund II LP.
99.2

Warrant, dated November 17, 2020, issued by Digerati Technologies, Inc. to Post Road Special Opportunity Fund II LP (incorporated by reference to Exhibit 4.4 to Digerati Technologies, Inc.’s Current Report on Form 8-K, filed by Digerati Technologies, Inc. with the United States Securities Exchange Commission on November 23, 2020).

99.3	Warrant, dated March 15, 2021, and effective as of November 17, 2020, issued by Digerati Technologies, Inc. to Post Road Special Opportunity Fund II LP.

SCHEDULE 13D
CUSIP No. 25375L206		Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2021

Post Road Special Opportunity Fund II LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road Special Opportunity Fund II Offshore LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road SOF GP II LLC

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road Group LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

By:	/s/ Michael Bogdan
Name:	Michael Bogdan

By:	/s/ Kevin C. Davis
Name:	Kevin C. Davis